UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

March 2014 Up 2.8% Year over Year

Mexico City, April 3, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for March 2014 increased by 2.8% when compared to March 2013.

This announcement reflects comparisons between March 1 through March 31, 2014 and 2013. During 2013, Holy Week fell in March while in 2014 it will fall in April. Transit and general aviation passengers are excluded.

Domestic
Airport	March 2013	March 2014	% Change
Cancún	377,617	348,463	(7.7)
Cozumel	7,097	5,266	(25.8)
Huatulco	33,567	29,601	(11.8)
Mérida	97,239	104,021	7.0
Minatitlán	11,054	19,185	73.6
Oaxaca	35,377	36,790	4.0
Tapachula	12,128	14,014	15.6
Veracruz	75,311	80,614	7.0
Villahermosa	77,050	79,638	3.4
Total Domestic	726,440	717,592	(1.2)

International
Airport	March 2013	March 2014	% Change
Cancún	1,215,715	1,274,979	4.9
Cozumel	59,487	64,453	8.3
Huatulco	17,130	19,499	13.8
Mérida	12,143	11,387	(6.2)
Minatitlán	586	662	13.0
Oaxaca	5,010	5,318	6.1
Tapachula	585	1,051	79.7
Veracruz	7,714	7,145	(7.4)
Villahermosa	4,433	5,103	15.1
Total International	1,322,803	1,389,597	5.0

Total
Airport	March 2013	March 2014	% Change
Cancún	1,593,332	1,623,442	1.9
Cozumel	66,584	69,719	4.7
Huatulco	50,697	49,100	(3.2)
Mérida	109,382	115,408	5.5
Minatitlán	11,640	19,847	70.5
Oaxaca	40,387	42,108	4.3
Tapachula	12,713	15,065	18.5
Veracruz	83,025	87,759	5.7
Villahermosa	81,483	84,741	4.0
ASUR Total	2,049,243	2,107,189	2.8

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 3, 2014